SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3, File No. 333-192241 and on Form S-8, File Nos. 333-13270, 333-113552, 333-132221 and 333-149553.

MAGIC SOFTWARE ENTERPRISES LTD.

The following exhibit is attached:

Exhibit 99.1	Press release: Magic Software Enterprises Announces the Closing of Its Public Offering of Ordinary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

By:	/s/ Amit Birk
Amit Birk VP, General Counsel

Date: March 5, 2014

EXHIBIT INDEX

Exhibit 99.1	Press release: Magic Software Enterprises Announces the Closing of Its Public Offering of Ordinary Shares